Filed by Universal American Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Universal American Corp.
Commission File No.: 0-11321

Universal American Corp.
4th Quarter Earnings Conference Call
February 17, 2010, 9:00 a.m. (est)

MANAGEMENT DISCUSSION SECTION

Operator:  Greetings, and welcome to the Universal American Corp. Fourth Quarter Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation.

[Operator Instructions]

And now, I will turn the call over to Mr. Richard Barasch, Chairman and CEO for Universal American Corp. Thank you, Mr. Barasch, you may now begin.

Richard A. Barasch, Chairman and Chief Executive Officer

Thank you, and good morning, everyone. Thanks for joining us on our fourth quarter 2010 conference call. I’m here with Bob Waegelein, our CFO and Tony Wolk, our General Counsel. I’d like to ask Tony to read our Safe Harbor language.

Tony L. Wolk, General Counsel

Before we begin, I would like to remind you that we have posted a presentation for this call in the Investors Section of our website at www.universalamerican.com. I would also like to remind all participants that our call this morning may contain forward-looking statements within the meaning of the Federal Securities Laws. These statements, which reflect management’s current expectations, projections and beliefs, are subject to risks and uncertainties that may cause actual results to differ materially.

For a discussion of these risks and uncertainties, we recommend that you review the company’s risk factors and other disclosures set forth in our SEC filings, including risks associated with our pending transaction with CVS Caremark. We undertake no obligation to update or revise any forward-looking statements to reflect events, developments or circumstances after the date hereof.

During the call, we will also be referring to certain non-GAAP financial measures. Please refer to the reconciliation table listed in the earnings press release for a discussion of these non-GAAP financial measures.

DISCLAIMER

THE INFORMATION CONTAINED HEREIN IS A TEXTUAL REPRESENTATION OF THE COMPANY’S CONFERENCE CALL PREPARED BY AN OUTSIDE THIRD PARTY.  WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES THE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED IN SUCH EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE COMPANY’S CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

Richard A. Barasch, Chairman and Chief Executive Officer

Thanks, Tony. 2010 was quite a year for Universal American. Financially, 2010 was the best year in our history with outstanding contributions from each one of our two main operating segments, Medicare Advantage and Part D, plus notable improvement in our Traditional business. Further, just before year-end, the company announced the transaction with CVS Caremark, which reflects a significant creation of value in our Part D business over the past several years.

These positive events, however, were tempered by the regulatory issues, including the imposition of sanctions in our Medicare Advantage business, which cut short our 2011 selling season. One important benefit of the CVS transaction is that we can focus all of our energy around solving these issues and regaining our momentum in the Medicare Advantage business.

I never get tired of slide four in the deck posted on the website. It allows me to reiterate that we continue to see tremendous potential in the senior market. The country faces an enormous task to pay for the increasing cost of healthcare for the rapidly growing senior population. And despite reimbursement cuts and increased regulatory scrutiny, we still see a huge role for private insurers like Universal American to be constructive parts of the solution.

Part D is a great model for the successful partnership between the government and vibrant private enterprise. Each year the Part D sponsors compete to find better and cheaper solutions for the prescription drug needs in the Medicare population. When our Part D business is combined with that at CVS, I believe that the economies of scale will drive even further improvements.

Even with the issues we faced, we still believe strongly in the future of the Medicare Advantage business. We can deliver to our members a better healthcare solution than standalone Medicare and a less costly alternative to Medicare plus Medicare Supplement by wringing out the waste in the Fee-For-Service system with a combination of technology and common sense cost controls and appropriately compensating our providers for keeping our members healthy. We must also redouble our focus on compliance and quality for the benefit of our members and to conform to a more active regulatory environment.

Now let’s turn to the financial results on slide five, six and seven. I’m going to turn it over to Bob Waegelein.

Robert A. Waegelein, CPA, Executive Vice President and Chief Financial Officer

Thank you, Richard. I’d like to remind you that we post additional information on our operating results in the Financial Supplement that can be found on our website in the Financial Reports tab of our Investor section.

Looking at slide five, you will see that we reported net income of $104.5 million for the quarter or $1.32 per share. This is influenced heavily by the anticipated seasonality of our Part D business. Included in this amount are two non-recurring items; $0.16 of charges, primarily related to the realignment of our distribution channels and certain expenses incurred in connection with our Part D transaction and $0.04 of non-recurring tax benefits.

Adjusting for these items, our operating earnings amounted to $1.45 per share and were above our expectations, despite some negative prior quarter development in our Private Fee-For-Service line of business of around $7 million net of tax.

Moving on to slide six, we reported full-year 2010 results of net income of $188 million or $2.38 per share. These results include $0.18 of tax benefits and $0.04 of investment gains, offset by the $0.16 of charges that I just discussed, resulting in operating income of $2.32 per share. Included in the operating income is $0.38 of prior period items relating to 2009.

Overall, total revenue for 2010 amounted to $5.7 billion, up 14% from 2009 revenues of $5 billion.

Our Medicare Advantage segment earned $149 million on $3.2 billion of revenue in 2010, a 10.6% improvement from 2009 income results. This segment’s medical benefit ratio adjusted for prior items came in at 84.5% right in line with our expectations.

Part D operating results for 2010 were 3.7% higher than 2009, totaling $185 million on $2.2 billion of revenue. The seasonality of our business increased in 2010 compared to 2009, and we expect continued significant seasonality in 2011.

The results reflect the benefit ratio of 82.3%, above the 80.1% in 2009 since we bid to a lower annual margin in Part D than we had in prior year. The impact on net income of the increase in the benefit ratio of 220 basis points was offset by a reduction in our expense ratio of 171 basis points and 11% increase in our membership.

Finally, the Traditional business reported a modest profit of $1 million on $308 million of revenue. This segment contains the results of our senior products such as Medicare Supplement and Senior Life as well as the run-off Disabilities and Long-term Care insurance products.

Moving on to slide seven, our balance sheet remains strong and of good quality. Total assets amounted to $3.7 billion and included unregulated cash of $69 million and an “AA-” rated investment portfolio of $1.4 billion. At the year-end, fully diluted book value was $18.59 per share and after backing out the $526 million of goodwill that primarily relates to the Part D business, the fully diluted book value amounts to $12.25 per share. This value is also net of the $2.00 per share dividend distributed to shareholders last August. Our balance sheet leverage ratio, including the trust preferred treated as debt ended the year at 18.6%, down from 22.5% a year ago.

Richard?

Richard A. Barasch, Chairman and Chief Executive Officer

Okay. Thanks Bob. That was a great report. It’s great hearing it yet again. Turning to slide eight, it’s a little bittersweet to present this slide in the context of the CVS transaction. As one of the pioneers in the Part D business, we’re proud of the business that we’ve created and we are happy to see it going to a company that has the ability and scale to continue to improve the business even further for the benefit of our 1.9 million members.

We’re also happy to note that CVS will continue to work closely with folks in the community — pharmacy community. With nearly 1.9 million members in our plans, we’re now the third largest sponsor of Medicare Part D prescription drug plan based on the most recent CMS information.

Our 2011 membership is a little short of where we had hoped it would be largely as a result of the one-time non-assignment of duals for January 1st. We were pleased with the reaction to our innovative arrangements with the makers of Lipitor and Crestor to offer these popular brand medications with low or no copay for our Part D and MA-PD members.

As a result of this program and combination with the discounts offered by the manufacturers in the donut hole, our members will have access to these widely prescribed medications at prices that are competitive with generics. This is yet another example of the sort of innovative collaboration that can improve choice and affordability for the Medicare population.

I’m also pleased to report that our corrective actions allowed us to resume receiving the monthly allocation of new dual-eligibles in January 2011.

Turning now to slide nine, clearly as Bob pointed out, we had a terrific year in 2010, and we knew that 2011 was going to be more challenging due to the combination of the start of the MIPPA rules, reimbursement changes, and unfortunately the imposition of the marketing sanctions made it even more difficult for us.

One thing I want to point out on slide nine is we have a focus on our star ratings.  We now average three out of five stars and are looking to get those ratings up to the point where we can receive increased reimbursements in accordance with the new reimbursement rules.

Moving to slide 10, as you know, we had the sanctions imposed on us midway through the 2011 selling season. The suspension primarily related to issues around agent oversight and market conduct issues. Our biggest job here is to improve and restructure our sales and marketing organization to conform not only to these regulatory imperatives, but also to the new size of our company.

There was no impact on our current Medicare Advantage members or our Part D members. This affected only new business, but we think we had a little bit of an increase in lapsation, because of the effects of the suspension, and now we’re working diligently with CMS to make the corrective actions that we need to get the sanctions lifted. But there is no specific timeframe that I can report for getting the sanctions lifted.

The result of all these issues has us with a membership of around 178,000 in February. Even with the difficulties that we’ve experienced with both MIPPA and the CMS sanctions, we believe the good news here is our HMOs remained intact and we’ve been able to build a reasonably vibrant PPO business as well. Most of our lapsation occurred in smaller or rural markets where we weren’t particularly competitive.

Turning to slide 12, the basic distribution of our membership remains reasonably intact from where we thought it was going to be. It’s kind of a barbell, on the left side of the chart on Page 12, 38% of our members, largely in our HMOs and largely in Texas, will end up at 95% of the fee-for-service rate, but we’ve got six years to get there for most of those 38%.

Moving to the right side of the chart, 37% of our membership is in places where the floor is 115%, which gives us the time and the floor to build a healthy collaboration model in some of these markets. The 115% markets are largely in Northeast, particularly, in New York where we’ve had historically a very strong presence and will continue to do so.

In Southeast Texas where the reimbursement rates are going to get to 95%, we have the market presence, the relationship as well as the time and the tools to maintain our very strong competitive position.

Moving to slide 13, to talk about the deal with CVS, as we’ve reported, CVS will pay us approximately $1.25 billion plus excess capital for our Part D business. As a technical matter, CVS is actually acquiring Universal American and immediately spinning off all the non-Part D assets to a NewCo, which will be owned by the current shareholders of Universal American.

We’ve done a little bit better than our projection, and we’re comfortable raising the cash projection to a range of between $13.00 and $13.20 per share. Our projection for cash and capital, as of June 30th, 2011, approximately when we think the deal will close, will be right around $630 million. Right now, we’re moving along in the regulatory approval process, and still expect the closing to occur late in the second quarter. We’re planning to file our proxy in the first half of March.

So turning to slide 14, what is NewCo going to look like? Basically, the company, which is likely to continue with the name Universal American, will have several attributes. First, we have our Medicare Advantages business. Although the segment is smaller as a result of MIPPA and the CMS sanctions, our HMOs, which are the spiritual core of the business and a source of disproportionate portion of our profitability, have largely remained intact. A good part of the balance of our business, as mentioned above, fall in counties where high floor reimbursement rates will allow the healthy collaboration model to take root over a longer period of time.

Next, we have a revitalized Traditional business. As we grew fast in Medicare Advantage and Part D, this segment took a backseat, but the improved results in 2010 and renewed focus give us optimism in a business that we know quite well.

Our biggest short-term challenge will be to resize the expense structure of the company to match the smaller size of NewCo, and we believe that we can get to an appropriate expense ratio in a reasonable time. Next and very importantly, we’ll have a very strong capital base. Assuming business as usual, we’re projecting that we’ll have around $630 million of cash and capital in NewCo, and its subsidiaries and on top of that we’ll have net GAAP assets that will further increase our book value and capital base.

Depending on how we think of our required risk-based capital, it’s fair to say that we’ll have at least $250 million of excess capital, although some of this excess would be trapped in the statutory entities for a while. We’re also exploring financing options that will give us further financial flexibility.

Finally, we expect that Universal American will be managed by the same executive team. Over a long period of time, I think we’ve proven that we’re able to react quickly and appropriately to the changing environment and to build valuable businesses. I think it can also be said, we manage our capital for the benefit of our shareholders.

Thanks for your time this morning. Bob and I will be happy to answer your questions.

QUESTION AND ANSWER SECTION

Operator:  Thank you. We’ll now be conducting a question-and-answer session. [Operator Instruction] Our first question comes from the line of Tom Carroll with Stifel Nicolaus. Please proceed with your question. Your line is live.

<Q — Thomas Carroll>: Hey, good morning. I wondered if you could provide — and I know you mentioned a little bit, but maybe some more thought on G&A expenses for NewCo. As you know this is a very key question as we think about things going forward. So I guess any kind of more detailed commentary, order of magnitude is helpful. And then secondly, when do you expect to provide, I guess an official pro-forma view on NewCo?

<A — Richard A. Barasch>: Obviously, these questions are very important. It’s hard to give you a specific number. We have a lot of issues we have to deal with in the near future. We’re really dealing with two issues: one is the smaller size of the Medicare Advantage business in itself. And then secondly, when the Part D transaction closes, we have to size the corporate piece and shared services piece to match a smaller company.

So it’s a kind of a double challenge. We’re not ready to talk specifically about numbers. I anticipate that prior to the closing, we will be in a position to be more specific. We’re working through these details. and it’s premature to give any more specificity.

<Q — Thomas Carroll>: Okay. And then in terms of when the deal closes, is that when you’ll have something prepared?

<A — Richard A. Barasch>: I would guess that is the latest we would be ready. We will most likely be ready right around the closing of the deal.

<Q — Thomas Carroll>: Okay. Very good. And then just lastly, looking at your MA operating income sequentially from third into fourth quarter, we saw a sizable decrease. What are the primary drivers in your view there?

<A — Robert A. Waegelein>: Sizable decrease in...

<Q — Thomas Carroll>: Medicare Advantage profitability third to fourth quarter.

<A — Robert A. Waegelein>: Again, I mentioned in my notes that we had a little bit of adverse development in the fourth quarter based on third quarter look-back on Private Fee-for-Service. We just saw a little bit of cost increase in the 4th quarter come through when we evaluated the full year performance, the 84.5% lost ratio was in line. There was a little pressure on the Private Fee-for-Service.

<A — Richard A. Barasch>: A little bit of shift from third to fourth quarter of the medical loss ratio.

<Q — Thomas Carroll>: Okay. Thank you.

Operator:  Thank you. Our next question comes from the line of Michael Baker with Raymond James. Please proceed with your question. Your line is live.

<Q — Michael Baker>: Thanks. I was wondering if you could provide us some thoughts on where you think parent company cash might end up end of 2011?

<A — Richard A. Barasch>: Again, this depends on if we assume the deal is closing or not closing. We’re assuming the deal is going to close. So I think the cash at the end of the year is going to be affected by the amount of cash that’s going to be paid out to shareholders. So we’re not quite ready to make that sort of projection yet.

<Q — Michael Baker>: Okay. And then, whatever that balance is, maybe you could talk about your priorities for capital deployment?

<A — Richard A. Barasch>: I think, there’s an old saying that history is the best guide to the future. And if you’re looking back at Universal American over the past several years, we bought back stock, we sold divisions, we’ve paid a dividend and we’ve acquired companies. So I think — it’s safe to say that all options are on the table.

<Q — Michael Baker>: But given your size, do you think that M&A will kind of crop up to the top or is that going to be a function of how the market opportunities look as well?

<A — Richard A. Barasch>: We’ve been thinking a lot about what this is going to look like and the strategic opportunities and we do see opportunity on the M&A side. And our company has a terrific history of doing favorable transactions.

<Q — Michael Baker>: And when you look at the different criteria of a target given where you think M&A will play out, what are some of the more important characteristics you’ll be looking for?

<A — Richard A. Barasch>: We’ve had good success dealing closely with well-organized and well-run provider-sponsored groups. Now our number one focus would be to find more of those types of relationships.

<Q — Michael Baker>: Thank you very much.

Operator:  Thank you. There are no further questions at this time. I’d like to turn the floor back over to you for any closing comments you may have.

Richard A. Barasch, Chairman and Chief Executive Officer

Thank you very much for your time this morning. I assume there may be more questions, but of course Bob, Adam and myself are available any time to answer them. So thank you very much for your time this morning.

Operator:  Ladies and gentlemen this does conclude today’s conference. You may disconnect your lines at this time and we thank you all for your participation. Good day.

OTHER INFORMATION

Forward Looking Statements

This presentation and oral statements made from time to time by our executive officers may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  Such statements that are not historical facts are hereby identified as forward-looking statements and intended to be covered by the safe harbor provisions of the PSLRA and can be identified by the use of the words “believe,” “expect,” “predict,” “project,” “potential,” “estimate,” “anticipate,” “should,” “intend,” “may,” “will,” and similar expressions or variations of such words, or by discussion of future financial results and events, strategy or risks and uncertainties, trends and conditions in our business and competitive strengths, all of which involve risks and uncertainties.

Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.  Our actual results may differ materially from our expectations, plans or projections.  We warn you that forward-looking statements are only predictions and estimates, which are inherently subject to risks, trends and uncertainties, many of which are beyond our ability to control or predict with accuracy and some of which we might not even anticipate.  These risks and uncertainties include:  the timing to consummate the proposed transaction with CVS Caremark; negative effects from the pendency of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability of Universal American to timely receive the required approval of its shareholders; the risk that the contemplated transaction does not occur for any other reason; the possibility that costs or difficulties related to the separation of the Medicare Prescription Drug Business will be greater than expected; the risks to “NewCo,” the newly formed public company that will be distributed to Universal American’s shareholders as part of the CVS Caremark transaction, on its ability to effectively operate its businesses independently of the Medicare Prescription Drug Business, including its ability to access sufficient sources of capital to fund its operations; the risks to NewCo’s ability to retain and hire key personnel; the diversion of management time on transaction-related issues and other risks described in the risk factor section of our SEC reports.

We give no assurance that we will achieve our expectations and we do not assume responsibility for the accuracy and completeness of the forward-looking statements.  Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of many factors, including the risk factors described in the risk factor section of our SEC reports.  A summary of the information set forth in the “Risk Factors” section of our SEC reports and other risks includes, but is not limited to the following:  the recent CMS action suspending marketing to and enrollment of new members in our Medicare Advantage plans could have a material adverse effect on our business, financial condition and results of operations; the recently enacted healthcare legislation and subsequent rules promulgated by CMS could have a material adverse effect on our opportunity for growth and our future results; the potential that CMS and/or other regulators could impose significant fines, penalties or operating restrictions on the Company; we may be unable to execute our plan to respond to the challenges resulting from the passage into law of the Medicare Improvements for Patients and Providers Act of 2008; we are subject to extensive government regulation; compliance with laws and regulations is complex and expensive, and any violation of the laws and regulations applicable to us could reduce our revenues and profitability and otherwise adversely affect our operating results; changes in governmental regulation or legislative reform could also increase our costs of doing business and adversely affect our profitability; our Medicare Advantage business is subject to an annual competitive bidding process that could adversely affect our profitability; our Part D business is subject to an annual competitive bidding process and if we are unable to bid below the benchmark, we could lose our auto-assigned dual eligible members; our reserves may not be adequate; CMS’s risk adjustment payment system and budget neutrality factors make our revenue and profitability difficult to predict and could result in material retroactive adjustments to our results of operations; if we are unable to develop and maintain satisfactory relationships with the providers of care to our members, our profitability could be adversely affected and we may be precluded from operating in some markets; competition in the insurance, healthcare, PBM and pharmacy industries is intense, and if we do not design and price our products properly and competitively, our membership and profitability could decline; reductions in funding for Medicare programs could materially reduce our profitability; if we fail to effectively execute our Medicare initiatives and our other operational and strategic initiatives, our business could be materially adversely affected; we have incurred and may in the future incur significant expenses in connection with the implementation and expansion of our new Medicare Advantage plans, which could adversely affect our operating results; given the current economic climate, Universal American’s stock and the stock of other companies in the insurance industry may be increasingly subject to stock price and trading volume volatility; we have debt outstanding that contains restrictive covenants which place limitations on how we conduct business; we may be unable to access other sources of financing should we require additional external financing and may be unable to obtain waivers of relevant covenants or, if they arise, defaults under our debt agreements, including as a result of regulatory actions; downgrades in our debt ratings, should they occur, may adversely affect our business, financial condition and results of operations; and other risks referenced from time to time in the Company’s filings with the SEC.  We caution readers not to place undue reliance on these forward-looking statements that speak only as of the date made.  All forward-looking statements included in this presentation are based upon information available to Universal American as of the date of the presentation, and we assume no obligation to update or revise any such forward-looking statements.

Additional Information

In connection with the proposed transaction with CVS Caremark, NewCo will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Universal American that also constitutes a prospectus of NewCo.  We will mail the proxy statement/prospectus to our shareholders. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF UNIVERSAL AMERICAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (sec.gov).  You will also be able to obtain these documents, free of charge, when filed, from our website, www.UniversalAmerican.com, under the tab “Investors” and then under the tab “SEC Filings.”

Universal American and its directors, executive officers and certain other members of our management and employees may be soliciting proxies from Universal American shareholders in favor of the merger and the separation.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Universal American shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Universal American’s executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010.